EXHIBIT 99.7

Exclusive Purchase Option Agreement

by and among

Wuhan Chutian Investment Holding Co., Ltd.

Hubei Chutian Microfinance Co., Ltd.

and

The Shareholders holding 80% Equity Interests of Hubei Chutian
Microfinance Co., Ltd.

[August 10], 2017

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Exclusive Purchase Option Agreement

EXCLUSIVE PURCHASE OPTION AGREEMENT

This Exclusive Option Purchase Agreement (“ this Agreement”) is entered into by and among the following parties in Wuhan, People’s Republic of China on [August 10], 2017.

(1) Wuhan Chutian Investment Holding Co., Ltd (“Party A”)

Registered Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(2) Hubei Chutian Microfinance Co., Ltd. (“Party B”)

Registered Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(3) The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd. (“Party C”)

Name of the Shareholders	Shareholding Ratio in the Company	Registration No. / ID Card No.	Address
Hubei New Nature Investment Co., Ltd	19.8%	420000000033457	No. 30 Hongshan Road, Wuchang District, Wuhan City
WEI, Qizhi	3%	422126196709172093	NO. 29-1-1403, Shuiguohu Road, Wuchang District, Wuhan City, Hubei Province, PRC.
YANG, Sizhi	13.6%	420981195704285752	No. 503, Door 5, Building 7, No. 18 Jianguo Road, Chaoyang District, Beijing, PRC.
HU, Yuyou	14.16%	342822196608211156	No. 50, Yao Zhuang, Yaoban Village, Xindu Town, Tongcheng City, Anhui Province, PRC.
DENG, Wanxin	4.33%	420104198710191629	No.1, Building 3, No. 15-13 Hangkong Road, Qiaokou District, Wuhan City, Hubei Province, PRC
LIANG, Jing	4.33%	52010219681008382x	No.2, Building 1, No. 57-10, Jiefang Gongyuan Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
WANG, Hailin	7.67%	420221195109030451	No. 6, Building 14, No. 684-18, Jiefang Avenue, Jianghan District, Wuhan City, Hubri Province, PRC.
XIAO, Wenting	10.61%	420103198308154620	No. 1, Floor 5, No. 72 Ren Zhi Li, Jianghan District, Wuhan City, Hubei Province, PRC.
LI, Ling	2.5%	420111197310107044	No. 9, Building 25, No. 130 Sanyang Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
Total	80%	--	--

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Exclusive Purchase Option Agreement

Party A, Party B, and Party C are referred to collectively in this Agreement as the “Parties”, and individually as a “Party”; the individual shareholders are referred to collectively in this Agreement as the “Shareholders”, and individually as a “Shareholder”. The equity interests in Party B held by each Shareholder or any shareholders now existing or hereafter acquired is referred to as the “Equity Interests” or “Equity”.

WHEREAS:

1.	Party A is a wholly foreign-owned enterprise duly incorporated under the laws of the People’s Republic of China (the “PRC’, for purpose of this Agreement, exclude the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province);

2.	Party B is a limited liability company duly incorporated and validly existing under PRC laws. As of the date of this Agreement, the total shares issued by Party B is 45,0000shares, with a par value of 1.00RMB.

3.	To secure the performance of the obligations assumed by Party B and the Shareholders under this Agreement, Party B and the Shareholders agree to pledge the Equity Interests owned by the Shareholders in Party B (that is, the 80% Equity in Party B held by Party C) to Party A as guarantee and separately execute an Equity Pledge Agreement with respect thereto.

NOW, THEREFORE, the Parties through mutual negotiations hereby enter into this Agreement with respect to the exclusive purchase option right:

1. THE GRANT AND EXERCISE OF PURCHASE OPTION

1.1	Each Shareholder hereby irrevocably grants to Party A or any third party designated by Party A an exclusive purchase option right, at any time to purchase all or part of such Shareholders’ current and future Equity Interests in Party B, to the extent permitted by PRC laws and regulations, and Party B agrees to such grant by Shareholders to Party A. Apart from Party A or any third party designated by Party A, no other person shall have the right to purchase such Equity Interests. Each of the Shareholders shall transfer its Equity Interests in Party B to Party A in accordance with its percentage ownership of such Equity Interests provided Party A selects to purchase such Shareholders’ Equity Interests;

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Exclusive Purchase Option Agreement

1.2	Party B hereby irrevocably grants to Party A or any third party designated by Party A an exclusive purchase option right, at any time to purchase all or substantial part of Party B’s assets, to the extent permitted by PRC laws and regulations, and the Shareholders agree to such grant by Party B to Party A;.

1.3	The applicable premise of the above “Each Shareholder hereby irrevocably grants to Party A or any third party designated by Party A an exclusive purchase right, at any time to purchase all or part of such Shareholders’ Equity Interests in Party B, to the extent permitted by PRC laws and regulations” and “Party B hereby irrevocably grants to Party A or any third party designated by Party A an exclusive purchase option right, at any time to purchase all or substantial part of Party B’s assets, to the extent permitted by PRC laws and regulations” shall be approved by all the directors (executive director) of Party A in written.

1.4	For the purpose of this Agreement, a “third party” may be individual, corporate, joint venture, partnership, enterprise, trust agency or other non-corporate organization;

1.5	To the extent permitted by PRC laws and regulations, Party A shall determine at any time and at its own option to exercise such exclusive right to (i) purchase the Equity Interests as provided in Section 1.1 by written notice to the applicable Shareholder(s) specifying the amount of equity to be purchased (hereinafter referred to as “Equity Transfer”) or (ii) purchase all or substantially all of Party B’s assets as provided in Section 1.2 (hereinafter referred to as “Assets Transfer”) by written notice to Party B (each an “Exercise Notice”);

1.6	Within thirty (30) days upon receipt of the Exercise Notice, the applicable Shareholder(s) and Party B shall execute an equity/asset transfer agreement and other documents (collectively, the “Transfer Documents”) necessary to effect the respective transfer of equity or assets with Party A (or any eligible party designated by Party A), and shall unconditionally assist Party A to obtain all approvals, permits, registrations, filings and other procedures necessary to effect the Equity or Assets Transfer;

1.7	Unless otherwise required by PRC laws and regulations, the transaction price for the Equity Transfer hereunder, as applicable, shall be the lowest price permitted under the PRC laws and regulations;

1.8	Unless otherwise required by PRC laws and regulations, the transaction price for the Assets Transfer hereunder, as applicable, shall be the lowest price permitted under the PRC laws and regulations;

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Exclusive Purchase Option Agreement

1.9	If, an evaluation of the Equity is required under the PRC laws and regulations at the time Party A exercises its option, the Parties shall discuss additionally on the basis of honest and credit, and make necessary adjustment to such transaction price based on the evaluation so that it is in conformity with regulations of PRC laws.

1.10	The Shareholders and Party B, jointly and individually, agree not to commence any proceedings in court, arbitration or otherwise, to oppose or challenge, in whole or in part, the validity of the Equity Transfer or the Assets Transfer as provided by this Agreement.

2. REPRESENTATIONS AND WARRANTIES

2.1	Each Party hereto represents to the other Parties that: (1) it has all the necessary rights, powers and authorizations to enter into this Agreement and perform its duties and obligations hereunder; and (2) the execution or performance of this Agreement shall not (i) violate any relevant PRC laws; (ii) conflict with the articles of association or other organizational documents of the Party B; (iii) cause to breach any agreements or instruments or having binding obligation on it, or constitute a breach under any agreements or instruments or having binding obligation on it; (iv) breach relevant authorization of any consent or approval and/or any effective conditions; or (v) cause any authorized consent or approval to be suspended, removed or cause other added conditions;

2.2	Each Shareholder hereby represents to Party A that: (1) such Shareholder is the legally registered shareholder of party B and has paid full amount of registered capital in Party B as required to be contributed by such Shareholder under the PRC laws and regulations; (2) Apart from the equity pledge set forth in Article 4 of this Agreement and the proxy of voting rights authorized by such shareholders, , such Shareholder has not created any other mortgage, pledge, secured interests or other form of debt liabilities over the Equity Interests held by such Shareholder; and (3) such Shareholder has not transfer or will transfer to any third party (or reach any agreement in respect of) such Equity Interests;

2.3	Party B hereto represents to Party A that: (1) it is a limited liability company duly registered and validly existing under the PRC laws and regulations; and (2) its business operations are in compliance with applicable laws and regulations of the PRC in all material respects; (3) it has good and marketable title in all its assets, and no secured interests has been placed on such assets except during the ordinary course of its business.

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Exclusive Purchase Option Agreement

3. OBLIGATIONS OF PARTY B AND THE SHAREHOLDERS

The Parties further agree as follows:

3.1	Before Party A has acquired 80% equity/assets of Party B by exercising the purchase option provided hereunder, Party B:

a).	without Party A’s prior written consent, shall not supplement or amend the articles of association or major rules and regulations of Party B, its wholly-owned and holding subsidiaries in any manner, nor shall it increase or decrease the registered capital or change the shareholding structure of aforesaid entities in any manner;

b).	shall prudently and effectively maintain its business operations according to good financial and business standards so as to maintain or increase the value of its assets;

c).	shall not transfer, mortgage or otherwise dispose of the lawful rights and interests to and in its assets or incomes, nor shall it encumber its assets and income in any way that would affect Party A’s Equity Interests unless as required necessary for the business operation of Party B or upon prior written consent by Party A;

d).	without the prior written consent of the Party A, Party B will not incur, inherit, guarantee or permit the existence of any debt, except for: (i)debts arising in the normal or ordinary course of the business; and (ii) debts that have been disclosed to and obtained written consent from Party A;

e).	without Party A’s prior written consent, shall not enter into any material contract, other than the contracts concluded in the normal course of business (for the purposes of this paragraph, if the value of a contract exceeds RMB [60,000,000.00], such contract will be deemed material);

f).	at Party A’s request, it shall provide Party A with all information regarding Party B’s business operation and financial condition;

g).	without Party A’s prior written consent, shall not acquire or consolidate with any third party, nor shall they invest in any third party;

h).	shall promptly notify Party A of any pending or threatened lawsuit, arbitration or administrative dispute which involve Party B’s assets, business or incomes, and take positive measures against aforesaid lawsuits, arbitrations or administrative dispute;

i).	without Party A’s prior written consent, shall not distribute any dividends to the shareholders in any manner, and, at Party A’s request, shall promptly distribute all distributable dividends to the shareholders;

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Exclusive Purchase Option Agreement

j).	without Party A’s prior written consent, shall not commit any act or omission that would materially affect Party B’s assets, business or liabilities;

k).	at Party A’s request, shall it promptly and unconditionally transfer its assets to Party A or its designated third party as permitted by PRC laws and regulations;

l).	shall strictly comply with the provisions of this Agreement, and effectively perform its obligations hereunder, and shall be prohibited from committing any act or omission which may affect the validity or enforceability of this Agreement;

m).	shall execute all such documents, take all such actions, brings forward all such claims, or make all such defenses against all claims as may be necessary and appropriate to maintain its ownership of all its assets.

3.2	After issuance of Exercise Notice by Party A, Party B shall:

Within thirty (30) days upon receipt of the Exercise Notice, the applicable Shareholder(s) and Party B shall execute an equity/asset transfer agreement and other documents (collectively, the “Transfer Documents”) necessary to effect the respective transfer of equity or assets with Party A (or any eligible party designated by Party A), and shall unconditionally assist Party A to obtain all approvals, permits, registrations, filings and other procedures necessary to effect the Equity or Assets Transfer.

3.3	Before Party A has acquired all the Equity/assets of Party B by exercising the purchase option provided hereunder, each Shareholder:

a).	apart from the equity pledge set forth in Article 4 of this Agreements and the proxy of voting rights authorized by it, without the prior written consent of Party A, it shall not individually or collectively transfer, sell, mortgage or otherwise dispose of its Equity Interests in Party B; nor shall it places any encumbrances on such Shareholder’s Equity Interests that would affect Party A’s interest hereunder and thereunder;

b).	apart from the equity pledge set forth in Article 4 of this Agreements and the proxy of voting rights authorized by it, without the prior written consent of Party A, it shall not vote at the shareholders’ meeting to approve the sale, transfer, mortgage or otherwise disposal of the any legitimate interest in the Equity Interests, or to allow the creation of the any other security interest on it;

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Exclusive Purchase Option Agreement

c).	without Party A’s prior written consent, shall not supplement or amend the articles of association or major rules and regulations of Party B in any manner, nor shall it increase or decrease its registered capital or change the shareholding structure in any manner;

d).	without Party A’s prior written consent, shall cause the shareholders’ meeting of Party B not to approve for the resolutions on the dissolution, liquidation and change of legal form of Party B, its wholly owned and holding subsidiaries;

e).	without Party A’s prior written consent, shall cause the shareholders’ meeting of Party B not to approve for any profit distribution proposal, nor shall accept such distributed dividend without Party A’s written consent; At Party A’s request, it shall promptly approve for the profit distribution proposal, and accept such distributed dividend;

f).	at Party A’s request, it shall provide Party A with all information regarding Party B’s business operation and financial condition;

g).	shall not incur or succeed to any debts or liabilities which may adversely affect its Equity Interests in Party B without Party A’s prior written consent;

h).	shall appoint, and appoint only, the candidates nominated by Party A to the board of directors of Party B, and shall not replace such candidates without Party A’s prior written consent;

i).	shall cause Party B’s board of directors not to approve any acquisition of, any consolidation with, or any investment in any third party without Party A’s prior written consent;

j).	shall promptly notify Party A of any situation that may constitute material adverse effect to Party B’s existence, business operation, financial condition and goodwill, and take all the actions accepted by Party A to eliminate such adverse situation or make relevant remedies.

k).	shall promptly notify Party A of any pending or threatened lawsuit, arbitration or administrative dispute which involve Party B’s assets, business or incomes, and take positive measures against aforesaid lawsuits, arbitrations or administrative dispute;

l).	without Party A’s prior written consent, shall not commit any other act that would materially affect Party B’s assets, business or liabilities;

m).	to the extent permitted by PRC laws and regulations, and at any time upon Party A’s request, shall promptly and unconditionally transfer their Equity Interests in Party B to Party A or a third party designated by Party A, and waive their rights of first refusal with respect to such transfer;

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Exclusive Purchase Option Agreement

n).	shall cause the directors of Party B to approve for the resolution in respect of the Equity Transfer or Assets Transfer hereunder, to the extent permitted by PRC laws and regulations;

o).	shall make every efforts to cause Party B to perform the obligations of Section 3.1 hereunder; and

p).	shall strictly comply with the provisions of this Agreement, and effectively perform its obligations hereunder, and shall be prohibited from committing any act or omission which may affect the validity or enforceability of this Agreement;

3.4	If Party A’s exercise price is higher than Shareholder’s contribution to Party B’s registered capital, the share transfer consideration obtained by the Shareholder is higher than such Shareholder’s contribution to Party B’s registered capital (“excess profit”) or the bonus, dividend or profit disposition that the Shareholder obtained from Party B. Such shareholder agreed to abandon the excess profit, bonus, dividend or profit disposition which should be obtained by Party A, and instruct the transferee or Party B to have the above-mentioned excess profit, bonus, dividend or profit disposition paid to the designated bank account of Party A.

3.5	The Shareholders shall, to the extent permitted by applicable laws, cause Party B’s operational term (including the circumstance of change of business terms) to be extended to equal the operational term of Party A(including the circumstance of change of business terms).

4. GUARANTY OF THIS AGREEMENT

4.1	To secure the performance of the obligations assumed by Party B and the Shareholders hereunder, the Shareholders agree to pledge its Equity Interests in Party B (that is, the 80% Equity in Party B held by Party C) to Party A as guarantee and separately execute an Equity Pledge Agreement with respect thereto.

5. TAXES AND FEES

5.1	The Parties shall pay, in accordance with relevant PRC laws and regulations, their respective taxes arising from the Equity or Assets transfer and related registration formalities and other charges during the transactions contemplated herein and therein.

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6. ASSIGNMENT OF AGREEMENT

6.1	Party B and the Shareholders shall not transfer such Shareholder’s rights and obligations under this Agreement to any third party without the prior written consent of Party A;

6.2	Party A shall have the right to transfer any or all of its rights and obligations under this Agreement to any third party upon a six(6) day written notice to such Shareholder and Party B without approval by such Shareholder and Party B;

7. EVENTS OF DEFAULT

7.1	Any violation of any provision hereof, incomplete performance of any obligation provided hereunder, any misrepresentation made hereunder, material concealment or omission of any material fact or failure to perform any covenants provided hereunder by any Party shall constitute an event of default. The defaulting Party shall assume all the legal liabilities pursuant to the applicable PRC laws and regulations;

7.2	In the event of default by Party B or Shareholders, Party A shall be entitled to exercise the Pledgee’s right under the Equity Pledge Agreement in the event that Party B and Shareholders commit an event of default and fail to redress such default within sixty (60) working days upon receipt of written notification from Party A

8. EFFECTIVEMESS, MODIFICATION AND TERMINATION

8.1	This Agreement shall be effective upon the execution hereof by all Parties hereto and shall terminate after all of the Equity Interest and/or all or substantially all of Party B’s assets have been duly transferred under the name of the Party A and/or its designated entity or person pursuant to the provisions hereof.

8.2	The modification of this Agreement shall not be effective without written agreement through negotiation. If the Parties could not reach an agreement, this Agreement remains effective; except those matters that could be decided by Party A as agreed in this Agreement .

8.3	This Agreement shall not be discharged or terminated without written agreement through negotiation by the Parties hereof. Notwithstanding the above, Party B shall have the right to terminate this Agreement by giving a thirty (30) day prior notice to the other Parties hereto;

8.4	The termination or expiration of this Agreement due to any reason shall not affect the effectiveness of the dispute settlement, indemnity and damages clauses in this Agreement.

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Exclusive Purchase Option Agreement

9. CONFIDENTIALITY

9.1	Any information, documents, data and all other materials (herein “confidential information”) arising out of the negotiation, signing, and implement of this Agreement, shall be kept in strict confidence by the Parties and the receiving party shall not use or disclose the Confidential Information or any part thereof to any third parties unless it obtains prior written consent of the disclosing party of the Confidential Information, or required by relevant laws and regulations or requirements of relevant stock exchange. The receiving party may not disclose, directly or indirectly, such Confidential Information or any part thereof to any third party. The following information shall not constitute Confidential Information:

a).	any information which, as shown by written evidence, has previously been known to the receiving party;

b).	any information which enters the public domain not due to the fault of the receiving party or is known by the public for other reasons; or

c).	any information lawfully acquired by the receiving party from another source subsequent to the receipt of relevant information..

The receiving party may disclose the Confidential Information to its relevant employees, agents or professionals retained by it, provided that the receiving party shall make sure that such persons will comply with the relevant terms and conditions of this Agreement, keep the confidentiality of the Confidential Information, and use such Confidential Information only for the purpose of performing this Agreement.

9.3	Upon the termination of this Agreement, the receiving party shall return any and all documents, materials or software containing any Confidential Information to the original owner of such Confidential Information or its provider, or upon the consent of the original owner of such Confidential Information or its provider, destroy such Confidential Information from any memory or storage device, and shall cease using such Confidential Information;

9.4	If this Agreement is terminated or becomes invalid or unenforceable, the validity and enforceability of this Article 9 shall not be affected or impaired.

10. FORCE MAJEURE

10.1	“Force Majeure” refers that any event that could not be foreseen, and could not be avoided and overcome, which includes among other things, but without limitation, acts of nature (such as earthquake, flood or fire), government acts, strikes or riots;

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Exclusive Purchase Option Agreement

10.2	If an event of force majeure occurs, any of the Parties who is prevented from performing its obligations under this Agreement by an event of force majeure shall notify the other Parties without delay and within fifteen (15) days of the event provide detailed information about and notarized documents evidencing the event and take appropriate means to minimize or remove the negative effects of force majeure on the other Parties, and shall not assume the liabilities for breaching this Agreement. The Parties shall keep on performing this Agreement after the event of force majeure disappears.

11. GOVERING LAW AND DISPUTE RESOLUTION

11.1	The effectiveness, interpretation, implementation, enforcement and dispute-resolution related to this Agreement shall be governed under PRC Laws;

11.2	Any dispute arising out of this Agreement shall be resolved by the Parties through friendly negotiation. If the Parties could not reach an agreement within thirty (30) days since the dispute is brought forward, each Party may submit the dispute to Wuhan Arbitration Commission for arbitration under its applicable rules, the language of arbitration proceedings shall be Chinese. The arbitration award should be final and binding upon the Parties;

11.3	If any dispute arises out of this Agreement or any dispute is under arbitration, each Party shall continue to have the rights hereunder other than those in dispute and perform the obligations hereunder other than those in dispute.

12. MISCELLANEOUS

12.1	The Parties acknowledge that this Agreement constitutes the entire agreement of the Parties with respect to the subject matters therein and supersedes and replaces all prior or contemporaneous oral or written agreements, understandings and communication between the Parties;

12.2	Headings in this agreement are just set for ease of reading, and should not be used for interpreting or in other aspects affect the meanings stipulated under this Agreement. This Agreement has its severability, the invalidity of any single term shall not affect the effectiveness of other terms.

12.3	This Agreement shall bind and benefit the successor of each Party and the transferee permitted hereunder with the same rights and obligations as if the original parties hereof;

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Exclusive Purchase Option Agreement

12.4	Any notice required to be given or delivered to the Parties hereunder shall be in writing and delivered to the address as indicated below or such other address as such party may designate, in writing, from time to time. All notices shall be deemed to have been given or delivered upon by personal delivery, fax and registered mail. It shall be deemed to be delivered upon: (1) registered air mail: 5 business days after deposit in the mail; (2) personal delivery: 2 business days after transmission. If the notice is delivered by fax, it should be confirmed by original through registered air mail or personal delivery:

Party A

Contact person: WEI, Qizhi

Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

Party B

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

The Representative designated by Party C

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

12.5	Language

This Agreement is in both Chinese and English and executed by all parties, and the two versions have the same effect. Should there be any discrepancy between the two language versions, the Chinese version shall prevail.

12.6	Copies

This Agreement is executed in eleven (11) originals with each of the person for signing this Agreement holding one (1) original, and each of the originals shall be equally valid and authentic.

[Signature page follows]

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Exclusive Purchase Option Agreement

IN WITNESS THEREFORE, the parties hereof have caused this Agreement to be executed and delivered as of the date first written above.

Party A Wuhan Chutian Investment Holding Co., Ltd (Seal)

Legal Representative (or Authorized Representative):

Party B Hubei Chutian Microfinance Co., Ltd.. (Seal)

Legal Representative(or Authorized Representative):

Party C: The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd.

Hubei New Nature Investment Co., Ltd (seal) Legal Representative (or Authorized Representative)： /s/	WEI, Qizhi Signature /s/

YANG, Sizhi Signature /s/	HU, Yuyou Signature /s/

DENG , Wanxin Signature /s/	LIANG , Jing Signature /s/

WANG, Hailin Signature /s/	XIAO, Wenting Signature /s/

LI, Ling Signature /s/

Date:

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